Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: July 16, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is a transcript of Wachovia’s second quarter 2004 earnings conference call held on July 15, 2004

Operator

Good morning. My name is Kristy, and I will be your conference facilitator today. At this time I would like to welcome everyone to the Wachovia Corporation second-quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. As a reminder, ladies and gentlemen, this conference is being recorded today, Thursday, July 15, 2004. Thank you. I would like to introduce Ms. Alice Lehman, head of Investor Relations for Wachovia. Ms. Lehman, you may begin your conference.

Alice Lehman

Thank you, operator, and thanks to all of you for joining our call this morning. We hope you have received our earnings release by now, as well as the supplemental quarterly earnings report. If you haven’t, it is available on our Investor Relations website at Wachovia.com/investor. In this call we will review the first 14 pages of the quarterly earnings report. In addition to this teleconference, this call is available through a listen-only live audio webcast. Replays of the teleconference will be available beginning at 2 PM today and will continue through 5 PM on Friday, August 13th. The replay phone number is 1-706-645-9291, and the access code is 8036256. Our CEO, Ken Thompson, will kick things off. He’ll be followed by our CFO, Bob Kelly, who’ll review second quarter results. Also with us are Don Truslow, our chief risk management officer, David Carroll, head of merger integration, and other members of our executive management team. We’ll be happy to take your questions at the end. Of course, before Ken and Bob begin, I have a few reminders.

First any forward-looking statements made during this call are subject to risks and uncertainties. Factors that could cause Wachovia’s results to differ materially from any forward-looking statements are set forth in Wachovia’s public reports filed with the SEC, including Wachovia’s current report on Form 8-K filed today.

Second, some of the discussion about our company’s performance today will include references to non-GAAP financial measures. Information that reconciles these measures to GAAP measures can be found in the news release and the supplemental material located at Wachovia.com/investor.

And third, when you ask questions please give your name and your firm’s name. Now let me turn things over to Ken.

Ken Thompson

Thank you, Alice, and I really want to thank all of you on the phone today because I know how busy this day is. So thank you for joining us. I am really pleased to report strong second-quarter earnings of 98 cents per share, which excludes 3 cents of merger-related charges, and matches the record earnings we achieved last quarter when the capital markets were a little more vibrant. These earnings per share represent 21 percent growth compared with last year. And in fact, this is the eighth consecutive quarter that Wachovia has reported double-digit EPS growth. We are pleased to have achieved these results despite more restrained levels of capital markets activity in the wake of concern over rising interest rates and geopolitical events. In this environment, our balanced business model fueled by best-in-class service, improving expense management and disciplined risk management delivered outstanding results for our shareholders.

Our General Bank, which generates 58 percent of our earnings, once again produced record results with year-over-year earnings up 16 percent. The General Bank’s strong sales and service execution generated strong growth in revenue per FTE, which was up 8 percent year-over-year fueled by double-digit deposit growth and 8 percent growth in loans.

Wealth Management also produced record earnings, up 49 percent year-over-year with double-digit deposit growth, loan growth of 10 percent and solidly improving momentum with trust and investment fees up 14 percent year-over-year. Our Corporate and Investment Bank, which accounts for 33 percent of our corporate earnings, was up 56 percent from prior year as superb execution led to market share gains and improving results in all four of this unit’s core businesses.

Our Brokerage and Asset Management businesses more than held their own given the lower trading volumes in the quarter and they are poised to benefit when markets improve. Capital Management’s year-over-year results of course included the impact of the retail brokerage transaction, which closed on July 1st a year ago.

We feel great about the long-term growth prospects of all of these businesses, although at times market conditions may lead to more volatile linked quarter comparisons. Our results this year show the value of our balanced mix of businesses. Looking forward, we believe our competitive position will be even stronger after our proposed merger with SouthTrust, which we expect to complete before year’s end.

Our integration planning is proceeding very well. We have an experienced team in place, and we’ve hit a couple of regulatory milestones with the S-4 and the Federal Reserve filings last week, so we feel very good about where we are there.

Across the board we are providing more products and services and great advice to our existing customers, as well as gaining market share and new clients. We continue to be committed to expense discipline and efficient use of capital, which shows up in our cash overhead efficiency ratio, excluding brokerage, which improved to 53 percent from 55 percent a year ago.

Additionally, our credit quality continues to be stellar with net charge-offs of only 17 basis points this quarter, driven by our lowest ever recorded ratio of NPAs to loans of 56 basis points and NPLs to loans of 50 basis points. In addition to exceptional organic results, we are on track to achieve the projected cost savings from our retail brokerage transaction. We anticipate completing our major platform conversion this fall, and we expect to start seeing most of the savings in the first quarter of next year.

In short, we believe our ability to distribute a rich product set over an attractive and growing retail and wholesale customer base in fast-growing markets combined with a best in class service model, expense control and disciplined risk management, as well as a fortress balance sheet will continue to generate a diverse and growing earnings stream for our shareholders.

And with that, let me turn this over to Bob Kelly for a more detailed look at our quarter’s results.

Bob Kelly

Thank you, Ken, and good morning everyone. Let’s go to your deck, that as Alice mentioned, the quarterly earnings report’s first 14 pages, and let’s turn to Page 1. As Ken said our earnings were about $1.3 billion on a GAAP basis, up very slightly from a record first quarter or 21 percent over the prior year, and on an EPS basis that is 95 cents a share, up 1 percent and 23 percent from last year. And when looking at operating earnings, that is when you exclude merger-related and restructuring expenses, EPS was 98 cents in line with the prior quarter.

When one goes through and looks at the segments you can see we had strong execution in our core General Banking and Wealth Management businesses in particular. The General Bank had a record three-quarters of a billion dollars in earnings in the quarter, up 9 percent on a linked-quarter basis and up 16 percent from the second quarter of last year. Wealth Management also had a record 52 million, up 11 percent and 49 percent over the last year, so great results there.

The Corporate and Investment Bank was down slightly from an exceptional first quarter, but still up 56 percent from the second quarter last year. Capital Management was down a little bit because of its strong first-quarter results, and it’s also due to the lower industry-wide retail investor activity. Of course, it is still up 44 percent over the last year because of the Prudential transaction.

Now when looking at the main line on our income statement, revenue is $5.5 billion, which was a small decrease of about 3 percent and up 16 percent over the prior year, NII was down about 20 million. You may recall that we had indicated last quarter we thought it would be down about 40 million, so it’s a little better than we expected. And very good core deposit growth continues, 7 percent linked quarter and loan growth at 3 percent.

You see in the other income line — that was the line with probably the most changes in it over the prior quarter, it was down about 6 percent, and that is due to slightly less favorable capital markets conditions. And almost half of it was due to a $68 million corporate real estate sale and leaseback transaction. And I’ll come back to that in a few minutes and give you a little bit more detail.

Expenses were down 5 percent, which exhibits very good expense control when you go through all of our categories almost every line of our expenses were down. The biggest drivers of that was lower brokerage commission expenses and lower legal costs. On the credit quality front, it continues to be exceptionally strong. NPAs down another 9 percent versus the prior quarter down to $1 billion and of course, the provision expense was only $61 million.

Our share count was down, net 5.8, and of course we announced our SouthTrust merger on June 21st and Ken mentioned that we should have that closed by the end of the year.

Page 2 is just the traditional reconciliation of GAAP earnings, 95 cents, operating earnings of 98 cents and cash earnings of $1.03. Page 3 is simply our net income summary of the things that we just went over. So you can see net interest income, down just a tad. Fee and other income at 2.6 billion and of course the provision expense was up a little bit from the first quarter and the first quarter was extraordinarily low. And the combination of all those things, along with the less material things, pointed out that we had 21 percent increase year-over-year.

A few ratios I would point out on page 4 of your package, firstly the overhead efficiency ratio dipped a little bit below 60 percent, and that will bump around, but we certainly expect that the trend will be for that to continue to decline over time. And it was nice to see that we had, excluding brokerage, our efficiency ratio was just a tad under 53 percent.

And looking at the net interest margin, down 18 basis points and the biggest drivers of that would be lower yielding assets because of our FDIC insured sweep product, which continues to grow very nicely, was up on average $6 billion during the quarter, and it is now at about $25 billion in terms of total deposits.

And of course we had some increases in trading assets, about $5 billion. And looking at asset quality, the allowance for loan losses, we’ve also shown the allowance for credit losses right underneath it, and just wanted to point out it also reflects revised reporting from reserves attributed to unfunded lending commitments. It’s a little under $150 million. That $149 million was, is now in other liabilities.

Take a look at the tangible capital ratio. We show it on two different ways. One including the FAS 115/ 133 and one excluding it. You can see that what we look at from a management perspective, we manage to the second ratio, which is excluding our unrealized security gains. And by the way, at the end of the quarter there were $798 million positive, and you can see that ratio is at 4.85, and that is very stable when you look across prior quarters. And we will be managing to a number as pointed out in the SouthTrust transaction in the 4.70, 4.75 range.

Share count was down, as we noted, which reflects repurchase of 7.5 million shares, and as you can see in the bottom bullet points you can see the average price of those, and they are partially offset by employee stock option activity.

Just a few points on the balance sheet, which is on page 5. Total commercial loans of $92 billion, up 2 percent on a linked quarter basis. When you look at the lines above it you can see the General Bank was up 2 percent or 8 percent annualized versus 4 percent on a year-over-year basis. So it looks like activity is picking up there.

The Corporate and Investment Bank is up about $95 million higher, so it appears that at least at this point it has stabilized and bottomed out. We will see how that trend continues over time.

Consumer loans, $71.5 billion, up 4 percent linked-quarter, 16 percent annualized and then of course over last year, 10 percent. We are seeing good growth in real estate secured, student lending and in auto loan. Total assets, $411 billion, and deposit growth, as you can see at the bottom in the memoranda, is very strong, 34 percent low-cost core deposits year-over-year and 10 percent on a linked quarter basis. And even if you exclude the FDIC insured deposits, low-cost core deposits are up 7 percent linked-quarter and 21 percent year-over-year.

Page 6 is fee and other income. You can see our service charges were up very nicely, 4 percent due to growth in consumer charges, offset by a small decline in commercial DDA charges and very nice growth year-over-year of 15 percent. Other banking fees 293 million up 18 percent year-over-year, and the biggest driver of that and the nice growth that we saw during the quarter was higher debit card interchange volume and consumer mortgage originations.

Commissions, $682 million, was down 14 percent on a linked-quarter basis, and as most of you know, two of our three largest competitors reported their brokerage activity today and over the last couple of days. And that 14 percent decline is very much in line with our major competitors just because industry-wide investor activity is down quite a bit, and I would expect that in the discount segments it’s down even more.

Let’s go all the way down to the security gains and losses. And security gains were $36 million. That reflects a $6 million loss over our investment portfolio, and it also reflects close to $40 million in gains associated with corporate banking activity. And that is just the mark to market on loans, which we had previously swapped for equity.

The other income we talked about a little bit before. That includes the big corporate real estate sale and leaseback. Just as background we’ve sold 150 properties. We freed up about 8 million square feet of space, and we leaseback over time, and will work down to about 5 million square feet of space. The net impact to that is that over the next 20 years we will save $22 million a year. So that’s a very good trade from a shareholder perspective.

Page 7 is non-interest expenses. Not going to spend much time on that. Just to point out on the second to last column, you can see the first three categories were down; fourth category flat, not a lot of change otherwise other than sundry expenses you can see that at $306 million, that’s down quite a bit from the previous three quarters. But kind of in line with year-over-year, it was down about 4 percent and again the big drivers on that would be lower legal costs and lower brokerage expenses.

The page 8 is the consolidated results by segment. I’m not going to spend any time on that. Let’s get right into them. And talk about them. Page 9 is the General Bank, good growth in revenue, 3 percent linked-quarter at $2.5 billion, reflecting nice growth in net interest income, growth in banking fees and in consumer service charges. Provision for credit losses, flat at about 65 million; great expense control, expenses were actually down 1 percent. Then you can see the bottom line is $751 million.

Nice improvement in the overhead efficiency ratio, again that will bump around, but we are very much committed to our goal to getting the General Bank to a 50 percent efficiency ratio by the end of next year. The average loans, up 3 percent linked-quarter, so double-digit and up over last year, as well, nicely and core deposits continue to be a big story.

Page 10 is Capital Management, which is asset management and retail brokerage. You can see our total revenue is $1,364,000,000, which is down 6 percent on a linked-quarter basis and of course up hugely over last year. Expense control is good because expenses at $1.1 billion down 6 percent as well. And you can see the total segment earnings were $138 million which is down 5 percent on a linked quarter basis. You can see also circled in the next rectangle the average core deposits that the FDIC insured, deposit account, of course that has grown hugely over the last year, and over the last quarter now at $25 billion.

Total assets under management $248 billion, very small decline over the first quarter, but up slightly over year-over-year reflecting what’s going on in the stock market. Brokerage offices is down materially down 32 offices, which is a reflection of what’s going on in the integration front. And you can see in that last little box we have our various statistics; we had quite a few merger costs that went through during the quarter. We reduced about 125 positions and you can see the branches consolidations. That’s going quite well and it’s on schedule.

The other thing I point out is the, our goal for the merger costs are now down to $1 billion as you can see in the last bullet points that we’ve reduced it by about $100 million. And I should also mention that on the First Union-Wachovia merger as previously announced back on June 21st, we’ve also reduced our one times for about $100 million there, too, to take us to $1.3 billion dollars and you’ll recall when we first announced that transaction back in ‘01 it was 1.5 billion.

Wealth Management had a very good quarter. Revenue at $269 million, up 4 percent linked-quarter and 13 percent year-over-year. And very nice earnings, too, 52 million versus 35 in the same period last year. So almost 50 percent increase. You will also notice they had a nice improvement in their efficiency ratio, a little under 7 percent. Good loan growth, good deposit growth — that’s been going on for some time now and it is clearly continuing.

Page 12 is the Corporate and Investment Bank, also had a good quarter. You can see total revenue was $1,296,000,000, which is only down a percent from the prior quarter, so it’s basically flat. If you look down at the Corporate and Investment Bank subsegment revenues we basically break out revenues for you. You can see Investment Banking year-over-year is up 15 percent. Corporate Lending, up 10 percent; Treasury is up 6 percent and Principal Investing is up as well. So every one of our segments have nice revenue growth. Provision was actually slightly negative because of recoveries. Expenses well managed, flat with prior quarter for a total segment earnings of $431 million. You can see our lending commitments are up a little bit, and average loans as we previously said are up almost $100 million.

And at this point I’ll hand it over to Don Truslow.

Don Truslow

Thanks, Bob. As has been noted this morning, it was an exceptionally great quarter from an asset quality standpoint. We had 17 basis points in charge-offs for the quarter, mostly on lower gross charge-offs in both the commercial category and the consumer. In the commercial categories the credit markets remained very strong so companies up and down the credit spectrum have had exceptional access to funding. On the consumer side I think we’re seeing the benefit of changes in our underwriting two years ago, so as lower vintages or earlier vintages roll off we’re seeing just higher quality results all through the numbers.

Total nonperforming assets has been noted at about 9 percent from the first quarter. Nonperforming loans, the total loans at 50 basis points is at a very modest level. We changed the methodology around our allowance, and that change included a break-out of the portion of the allowance that had been targeted at unfunded commitments. And there has been an emerging trend in the industry to break that part of the allowance out into a separate liability reserve. And so we have followed that industry practice. But with the drop in NPAs, the allowance coverage to nonperforming assets is very healthy at 2.5 times. And if you look at the allowance coverage to just nonperforming loans were about 2.7 times, so a very strong position.

Overall just exceptionally pleased with the results and expect very good continued performance in the last half of the year.

Bob Kelly

Thanks, Don. On the last page, page 14 which is our traditional outlook page and the bottom line is in fact the top line, in this case 2004 full year outlook, essentially no change. The next line points out that although we’re going to get better credit quality than we originally guided you to in the last quarter, we think overall that will be more or less offset by weaker brokerage and slightly weaker Principal Investing results.

As usual, we put a little box and shade anywhere in our guidance that has changed a little bit. As you can see, fee income has changed a little bit. Last quarter we said we anticipated growth in the upper teens, and now we’re saying mid to upper teens. So still good growth, but moderated a little bit due to brokerage and Principal Investing. And the charge-offs, instead of saying 25 to 35 basis points as we gave in the prior quarter, we are now saying 15 to 25 basis points. And finally I would say this a reminder at the bottom of the page that all those numbers exclude the impact of SouthTrust and the impact from that in the fourth quarter we would expect would be about 3 cents of dilution.

So I guess in summary I would say a good quarter, stable NII, great expense control, stellar credit quality and improving loan growth, which is nice to see.

Ken Thompson

That concludes our formal presentation, and I think at this time we are ready to take questions.

Operator

John McDonald, Bank of America.

John McDonald

I was wondering if you could give us some color; it seemed like your commercial loan balances showed an inflection point this morning. Can you give us some color on where you are seeing improvement in commercial lending?

Ken Thompson

Yes, I am going to ask Ben Jenkins to talk about that because it is primarily in the General Bank, but just overall we’ve seen improvement in small business and in commercial, and we have seen an inflection in commercial real estate. And we’ve seen an increase because corporate banking loans did not go down this quarter. Ben, do you want to provide some color on that?

Ben Jenkins

Ken touched on the real points, commercial is for us business banking and commercial on a linked-quarter basis, annualized it is about 9 percent, a good number. We are seeing that all across the franchise with particular strength in Florida. So we feel good. Real estate wise we had great production I thought last year in real estate. 2003’s production was up 30 percent over the previous year, but there was so much liquidity in the market that we could not hold loans in the balance sheet, they were getting paid as projects were sold and just moved to the conduit.

This year we are seeing continued good production, production is up 40 to 50 percent in commercial real estate. Our pipeline is up significantly, as well, and we did get the first linked-quarter growth in commercial real estate. But I think that we have turned the corner there, and I would expect growth the rest of the year there. Again, that would be pretty much franchise wide with particular strength, real estate wise in Florida, as well.

John McDonald

Question for Bob. The sundry expense came down nicely as you mentioned due to the legal costs coming out, $306 million; is that a good run rate going forward, Bob?

Bob Kelly

It is hard to say at this point, John. Probably might be a little bit higher than that on an ongoing basis; I would hope that the brokerage would pick up during the second half of the year. So other expenses should be a bit higher. So I would probably do something between what you saw in the first and second quarter.

John McDonald

Okay, and can you give us a little color on what kind of capital ratios you are managing to, you mentioned the tangible common has come down a bit. And you are also managing to leverage, can you give us a little color on how you’re managing the capital and how it is going to look pro forma going forward in the fourth quarter?

Bob Kelly

Why don’t you go back to page 4 and that’s where that is. If you’ll recall that I pointed out that tangible capital ratio excluding FAS 115/133 is at 4.85%. My expectation is that we are going to manage to about 4.70-4.75. And that is very much in line with the three largest banks in the nation. And when you think about it, of course, we have a much lower risk portfolio than they do because we’re not in the credit card business. The leverage ratio’s at 6.23, and we are going to manage to ensure that it will be at 6 percent or above.

John McDonald

Okay, thanks.

Operator

Carol Berger of Crest Investments.

Carol Berger

Sorry to be dense but I am a little confused about these lower brokerage related expenses, how variable are they? I mean, the sundry expenses fell $160 million, that was a big number so how much was legal? How much was brokerage? And I’m sort of confused by these cost savings from the integration of Pru or these just totally trading-related costs.

Bob Kelly

Most of those would be trading, I do believe. And you can see the reduction in brokerage costs in the brokerage segment in the appendix to your material. And that would be probably the biggest driver in those numbers other than the reduced legal costs.

And again, just a reminder that financial costs are coming down but the really big activity occurs in the fourth quarter, and then that will be very visible to you in the first and second quarter next year, Carol.

Operator

David Stumpf of A.G. Edwards.

David Stumpf

Good morning. Could you go over the economics sort of if you will of the FDIC sweep product i.e. the higher net interest income and dollars that you are getting although it is at a lower margin versus what you would have earned if those funds were in money market accounts. And are you picking up in other words are you simply cannibalizing money market accounts, or is the product a competitive such product that you’re actually picking up share with it?

Tom Wurtz

I can’t go through a real thorough analysis with you.

David Stumpf

Just in general.

Tom Wurtz

I can certainly give you a good sense of what is going on there. Basically the answer to your second question is no, I don’t think we are at the margin attracting dollars from other sources other than balances that had previously been in money market mutual funds either with the Evergreen funds or with the Prudential funds. So I believe that is the vast majority of where the dollars are coming from.

In terms of the economics, what you would find is that the way a customer values the money market product is in the context of the overall fee structure and convenience and service levels provided by the broker. And what you find is that isn’t something that traditionally has been a real point of sensitivity with customers, and so as a result in many cases they have been willing to accept relatively low yields in the money market product. We provided an enhanced FDIC insured product that has provided them a higher yield than they had been previously earning in the money market products. So from a customer standpoint it is very effective.

But as I mentioned, it is not a product that typically has been terribly sensitive with customers, and we would expect over time that that product would be managed such that a portion of it would be true core, low cost deposit and a portion of it would be much more oriented towards market rate. And therefore it’s kind of like creating a small bank over time. I think this would be, if it was a bank, in the top 25 banks in the nation, based on deposit size.

Don McMullen

Yes, David, on your question around cannibalization it’s another good example of how the Prudential deal was very positive because of the $25 billion so far, close to half of that has come from the legacy Prudential side. So this would be new flow into an FDIC product, if you would, for Wachovia.

David Stumpf

Are there any goals for, you mentioned there is about $25 billion in it today, and is there a point at which the rate of growth in this is going to slow a little bit as the people that you have have generally migrated to it?

Tom Wurtz

In aggregate there is about $38, $40 billion that are ultimately eligible for movement into this account, and I would say the rate of growth that you see over this next quarter is probably going to be reflected in what you expect on a longer-term basis. If we had $6 billion this quarter I do not think we will probably have that much in the next quarter, and that probably represents a run rate. But overall it’s a very good economic decision to introduce this account to our customers and for us as well.

David Stumpf

Given all of that my last question, Bob, could you again maybe general terms not to be perfectly specific, but sort of reconcile first quarter’s consolidated margin, net interest margin percentage to this quarter, and just how much of that decline was related to this, to growth in this product?

Tom Wurtz

I think I can do that for you. In general the drivers of the margin decline quarter-over-quarter were almost entirely the additions that balance to this product – the increase in the trading portfolio $5 billion. And also as you’ll recall we had a dip in rates back in February and March, which resulted in the high prepayments we experienced in April or May this year. So the securities portfolio yield came down probably about — it shows a decline of about 20 basis points of which is partly due to the money market and part due to the accelerated prepayment. We expect that to pop back up a little bit. But those three explanations are essentially all of the decline.

David Stumpf

Okay, thank you.

Operator

Gerard Cassidy RBC Capital Markets.

Gerard Cassidy

My question has been asked. Thank you.

Operator

Betsy Graseck of Morgan Stanley.

Betsy Graseck

Just wanted to get a little bit of color on the pipeline of business that you have in the investment banking business.

Steve Cummings

This is Steve Cummings. Second quarter was a little bit soft in a couple product areas in fixed income going into the third quarter. Those pipelines have built back and we feel very good about it. I would say particularly impressive is the activity around our syndications business which has been very strong now for three quarters running. First, lets talk about sets of new lead relationships. We added 32 new leads in the second quarter. That is about more than 150 net new leads in the last 18 months and we see that kind of continuing going forward, and that’s a good indicator for future activity, I think.

Betsy Graseck

And your pipeline on the equity side?

Steve Cummings

Strong and we see that continuing to hold up in fact, we believe if it comes through the other end of the pipeline feel that that’s going to continue to grow.

Betsy Graseck

And then on private equity, it would be useful to get your updates there on what you are seeing.

Steve Cummings

Yes, as Bob mentioned in his review at the end of his presentation we pulled back a little bit from our original outlook on Principal Investing, and the reason is just to add a little bit of conservatism because we do have a more back-end weighted model and a little bit of lumpiness, and I just want to be a little more conservative going into the second half of the year.

Betsy Graseck

That is your new investments in —

Steve Cummings

No, that is gains. New investments have been, was very quiet in the second quarter; reasonably good pipeline right now. It is a competitive marketplace and don’t see a dramatic bump up in that going forward.

Betsy Graseck

Okay, thanks.

Operator

Jennifer Thompson with Oppenheimer.

Jennifer Thompson

Could you talk a little bit about if you can the trend in retail brokerage activity toward the end of the quarter and as much as you can just early in this quarter? Getting better, getting worse? And then secondly can you be any more specific in terms of the flexibility of the comp line in that business, percentage fixed versus variable cost?

Don McMullen

The way we would categorize the second quarter is you saw the biggest falloff of investor activity really was occurring in June. It was a soft quarter all along, but you really saw more of a falloff in June. I think it is very early on in this quarter, but you continue to see the retail investor is still very much on the sidelines at the moment. I think quickly relative to the entire flow of the Prudential transaction right now it is in wonderful position. The cost saves that we were forecasting are right on. We do believe we are going to continue to hit the 364 we talked about 18 months ago. Bob has already pointed out the savings relative $100 million or so down on the one times.

Also the broker turnover has been remarkably strong for us. It’s been about 3 percent for the top producers, and you might remember from the original presentation that number is better than both legacy Wachovia and substantially better than legacy Prudential had. So we like where we are positioned right now. All the conversions and systems are going according to schedule, and so I think as we look out going forward right now we feel we are very well-positioned. I wish I could tell you when the market is going to pick up. I think relative to an exact breakdown right now on the fixed to variable cost, we have so much in motion I’d rather hold off on that kind of answer for you at this particular point as we settle down the conversion.

Jennifer Thompson

If I could just ask a detailed question about the brokerage merger cost, you reduced your expectations. It looks like the purchase accounting adjustment expectation has gone down by about $164 million. But you are only lowering your expected cost by about $108 million, which means — I know we are quibbling about relatively small numbers, but the merger costs sort of on a core basis have gone up a little bit. Can you give us any color on that?

Bob Kelly

I do not think they have, can we take that off-line and get back to you. I don’t want to be confusing.

Jennifer Thompson

No problem.

Bob Kelly

Sorry about that. Did not want to confuse you.

Operator

Tom McCandless, Deutsche Bank.

Tom McCandless

Good morning. I had two questions, unrelated. One was related to the terrific improvement in operating expenses. It appears that if I did the math correctly the operating expenses declined sequentially by $172 million. It appears that a little more than half of that is attributable to the lines of businesses, and about $77 million is attributable to the Parent where I assume the legal costs are. I guess I am wondering is, could you flush out for us a little bit more where the cost savings opportunities lie and where we should expect to see continued improvement, particularly do you have more coming out of the parent company or just discontinued more out of the lines of businesses, so obviously (inaudible) coming through?

Ken Thompson

Are you talking about on a going forward basis?

Tom McCandless

Yes, sir.

Ken Thompson

The way I look at expenses for us is as follows. We’ve got about $750 million of expense improvement over the next 18 months as a result of Prudential and of the SouthTrust merger. And on top of that, as we talked about in the past, we are focusing on expenses at our corporation over the next 2.5 or 3 years where we think we ought to be able to get somewhere in the range of $600 million to $1 billion on top of our merger-related expenses. We are in the early stages of working on that $600 million to one billion. It is too soon for us to say how much that will be but that comes from process improvement. It comes from looking at outsourcing opportunities. It comes from comparing our FTE count to other companies. It comes from a lot of different places. We’ve got teams in place that are working on it. I feel comfortable we will get somewhere in the $600 million to one billion range but it’s too early to tell you exactly which quarter and it’s too early to tell you exactly where it will come from.

Tom McCandless

Okay, great, and then my second question perhaps more has to do with investment banking and corporate banking syndication activity in particular. As the economy has rebounded so has the origination market syndicated where high yield and large corporate loan volumes are really picked up sort of dramatically in the past six months. Wachovia’s numbers from industry sources suggests that your numbers in particular are gangbusters, and it appears that you’re obviously growing market share. So I’m curious as to whether or not you could flush out a little bit more of the strategy and so the risk management around that as you’re picking up share in large corporate as well as high yield.

Steve Cummings

I think actually you’re seeing the outcome of some good execution by our teams and a team that has been settled down and focused across our industry groups, and very focused on going after new lead relationships. And statistics I cited before more than 150 net new leads in the last 18 months is really what is driving that market share pickup across the board. We are very excited about where we are shaking out competitively and picking up the share. And that ties directly into the high yield activities in particular. And that is the mission we are on is continuing to focus on taking share from others to build our lead-based business.

Tom McCandless

Are you still hiring people and building out relationship folks as well?

Steve Cummings

Yes, it is not the kind of hiring level that would be eye-popping, but I really think you’re just seeing us pick up productivity out of a lot of the resources that we’ve had. We are going to be staffing up, but we’re not talking about huge numbers just to pick up and support the level of activity that we’ve had. Your other question about risk management actually its, we added all these new lead relationships but our corporate loan portfolio is still down slightly quarter-to-quarter. And that reflects the fact that our syndication market is very strong. We are actually selling through target levels which we like in terms of capital productivity, and we continue to scrutinize nonstrategic relationships. So we feel very good about how our portfolio is shifting in terms of its mix.

Tom McCandless

That’s terrific, and congratulations.

Operator

Kevin Fitzsimmons of Sandler O’Neill.

Kevin Fitzsimmons

Ken, I was wondering if you could comment for us on your appetite in terms of geography for expanding in specifically the Metro D.C. area and whether you would look at doing that via new branches or acquisitions of smaller medium-sized banks. Thanks.

Ken Thompson

The Metropolitan D.C. area is probably one of the best geographies in our company right now and has been for some time. We’ve been focusing on growing in that area. We would do small acquisitions, although I can tell you there is nothing working, so I am not trying to make an announcement there. But basically we are doing it like we are doing it throughout our geography. We are focusing on opening new branches in fast-growing areas. We are focusing on sales. We focused on retention and great service. And it’s working for us. And again, I am going to ask Ben Jenkins to elaborate on that a little bit because it’s primarily a General Bank strategy.

Ben Jenkins

We like that market a lot. It’s one of about 6 key expansion markets for us. South Florida, Atlanta, the Raleigh-Durham-Chapel Hill and Charlotte areas, the northern Virginia through D.C. and parts of the Northeast are all high-growth or very dense areas that our product line-service delivery all work very well. So we are expanding in those markets. We would expect to deliver in 2004 probably 50 new offices in those markets in the aggregate. So we’ll sort of build it out that way, and as Ken said if we can find a make-sense kind of in-fill acquisition sure, that would be great. But the plan is to build it out, and we know by building it out we can build it successfully. But that is the program. We are also — if we deliver 50 this year we’ll probably consolidate 25 nonmerger, so we’ll net up about 25. That is about 1 percent of all of our offices.

Kevin Fitzsimmons

If I could just follow up, Ken, last quarter’s conference or actually on the SouthTrust announcement, when asked about additional mergers or acquisitions was, I think the response was basically that you guys are going to be busy integrating for some time for a certain number of months. But that you would be open for small banks. I am just looking for if there is any more clarity you could give on what you view as kind of a ceiling in terms of the size bank you would look at during this time you are busy with SouthTrust.

Ken Thompson

I don’t want to put a number on it Kevin, but it would be small banks. Very small compared to our overall size. We are, as far as bank mergers go, we are not looking for anything big for at least 18 months as we get through the SouthTrust merger integration. So infill deals in important markets would be something we would look at, but I would classify them as infills.

Kevin Fitzsimmons

Great. Thank you.

Operator

Andy Collins of Piper Jaffray.

Andy Collins

Just wondering how asset sensitive you are as to your reposition all during the quarter.

Bob Kelly

Andy, it’s Bob. Very little change, we are just very slightly asset sensitive, and as you know when we provide guidance we already build in the forward rate that the market is anticipating. So in other words, the yield curve flattening somewhat, moving up more in the short end than in the long end. So as usual we don’t believe in taking much interest rate risk, and that policy continues.

Andy Collins

Just an unrelated question. Commercial banking deposits, they are certainly not showing any signs of cycling, they are up 7 percent linked-quarter while the loan growth was up 2 percent. I was just wondering if you expect any kind of trade-off as we go along here or is there something special going on in terms of the deposits there?

Ken Thompson

Well, I would just quickly say we expect to continue to grow deposits, and we are doing that because we are net, net adding a great number of new customers and we are increasing wallet share with our existing customers. And so I think you are going to continue to see deposits growing nicely at this company.

Andy Collins

One final kind of detail question, the $68 million loss, I guess corporate real estate sale and leaseback also kind of lumped in the lower securitization income. I am just wondering how much of that $68 million was the real estate?

Bob Kelly

$68 million was entirely the real estate. We also had a securitization loss in those numbers.

Andy Collins

Thank you.

Tom Wurtz

Roughly $30 million I think

Tom Wurtz

Net to the income statement, about $30 (inaudible) fee, part of it is in other income, part of it is in trading, so net $30 million then.

Andy Collins

So the $30 million was in addition to the 68?

Tom Wurtz

That’s correct.

Operator

John McDonald with Banc of America Securities.

John McDonald

You mentioned that you settled some issues with the IRS on the lease in-lease out transactions. Can you give us a little color on that?

Bob Kelly

I think we mentioned somewhere back in our report that we did settle all of our issues relating to the IRS challenge on our lease in lease out transactions, the LILO transactions. And we are really pleased to get this behind us, and I guess the key message is that we are well reserved or appropriately reserved because there’s no impact on our income statements.

John McDonald

Great. Thanks.

Ken Thompson

I just want to say again thanks to all of you for joining us on a very busy day for you. And we are extremely pleased with a very solid quarter, our eighth straight quarter of double-digit earnings increases, and we continue to be very optimistic about the future. Thanks, and have a great day.